Exhibit R

EXECUTION VERSION

THIS SHARE PURCHASE AGREEMENT, dated as of September 10, 2020 (this “Agreement”), by and among (i) Compañía Inmobiliaria y de Inversiones SAGA SpA, a sociedad por acciones organized under the laws of Chile (“SAGA” or the “Seller”), and (ii) ITB Holding Brasil Participações Ltda., a sociedad limitada organized under the laws of Brazil (“ITB Brasil” or the “Purchaser”).

RECITALS

WHEREAS, the Seller is the owner of 5,558,780,153 shares (collectively, the “Shares”) of the Chilean Bank (as defined in the Shareholders Agreement, dated April 1, 2016 and amended on September 10, 2020 by means of the Waiver and Amendment (as defined below), entered into by and among Itaú Unibanco Holding S.A., CG Banking, Corp Group Interhold SpA, Inversiones Gasa Limitada, Corp Group Holding Inversiones Limitada and SAGA (the “Shareholders Agreement”)) evidenced in the share certificates Nº95,674, Nº96,035, N°102,048, N°103,017, Nº104,305, N°105,364, N°105,376, N°105,564, N°106,593, N°106,594, N°106,600 and N°106,602, issued by the Chilean Bank in the name of the Seller;

WHEREAS, by letter dated April 08, 2019, rectified by letter dated April 29, 2019, the Seller exercised a put option to sell the Shares to the Purchaser in accordance with Section 6.2(d)(i) of the Shareholders Agreement;

WHEREAS, pursuant to that certain Waiver and Amendment Agreement, dated September 10, 2020, entered into by and among the parties to the Shareholders Agreement (the “Waiver and Amendment”), the parties thereto have agreed to certain waiver and amendment to Section 6.2(d) and Section 6.2(e) of the Shareholders Agreement with respect to the mechanism to consummate the transfer of the Shares; and

WHEREAS, the parties have obtained the requisite regulatory approvals for the sale and purchase of the Shares pursuant to such put option and the Seller desires to sell the Shares to the Purchaser and the Purchaser desires to purchase the Shares from the Seller, on the terms and conditions provided below.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

Section 1.1 Purchase and Sale of Shares.

(a) The Purchaser and the Seller hereby agree that at the Closing (as defined below), the Purchaser shall purchase, acquire and accept from the Seller, and the Seller shall sell, transfer, assign and deliver to the Purchaser, the Shares free and clear of any and all liens and encumbrances; provided, however, that payment of the Price (as defined below) shall be governed by Sections 1.1(c), 1.1(d) and 1.1(f).

(b) At the Closing, the Seller shall transfer the Shares to the Purchaser for which purposes (i) the Seller shall execute and deliver to the Purchaser, and the Purchaser shall execute and deliver to the Seller, the instrument of transfer of the Shares, in the form attached as Exhibit A hereto (the “Transfer Agreement” and, together with this Agreement, the “Transaction Agreements”); and (ii) the transfer of the Shares to the Purchaser shall be registered in the shareholders registry of the Chilean Bank pursuant to Article 41 of the Chilean Regulations on Corporations (Reglamento de Sociedades Anónimas).

(c) At the Price Payment (as defined below), the Purchaser shall pay, as consideration for the Shares purchased hereunder and in accordance with the terms of Section 6.2(d) of the Shareholders Agreement, the aggregate amount of CLP$33,138,103,833 (the “Price”).

(d) Payment of the Price at the Price Payment shall be made in cash by wire transfer of immediately available funds, without withholding or deduction for or on account of any taxes (other than as required by applicable law), by deposit into the bank account number 0, opened at Banco del Estado de Chile (“BancoEstado”), which will receive the Price in its capacity as agent of the Seller pursuant to the mandato de cobro granted by means of the agreement listed in Part B of Schedule 2.3 hereto (the “Price Pledge Agreement)”; provided that, upon payment of the Price by the Purchaser, the Seller shall execute, by public deed granted before a Chilean Notary Public, a deed of cancelación de precio y finiquito, which will include an express waiver of the acción resolutoria.

(e) The transfer to, and acquisition of the Shares by the Purchaser through the implementation of the Shares’ transfer transactions contemplated by Sections 1.1(a) and 1.1(b) (the “Closing”) shall be held on the date of this Agreement by 08:00 p.m., Santiago time.

(f) Subject to the satisfaction or waiver of the conditions set forth in Section 1.2, the payment of the Price pursuant to Sections 1.1(c) and 1.1(d) (the “Price Payment”) shall be held on or before September 17, 2020 (the “Price Payment Date”); provided, however, that each of the Seller and the Purchaser hereby commits its best efforts to cause all such conditions precedent to be fulfilled on the first Business Day following the date of this Agreement so that the Price Payment occurs on such first Business Day. For the purposes of this Agreement, Business Day means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in Santiago (Chile) or São Paulo (Brazil).

Section 1.2 Price Payment.

(a) Conditions to Price Payment Obligation of the Purchaser. The obligation of the Purchaser to pay the Price pursuant to Sections 1.1(c) and 1.1(d) is subject to the satisfaction, or waiver, if permissible, in writing by the Purchaser, prior to or at the

Price Payment, of each of the following conditions; provided that, for purposes of this Section 1.2 all actions under this Section 1.2 will be deemed to occur simultaneously:

(i) The representations and warranties of the Seller contained in Article II shall be true and correct in all material respects as of the Price Payment Date as though made on and as of the Price Payment Date (except for representations and warranties that expressly speak as of a specific date, which representations and warranties shall be true as of such specific date);

(ii) The Seller shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Price Payment;

(iii) No governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction, determination or other order that, in each case, restrains, enjoins or otherwise prohibits consummation of the Price Payment actions or makes illegal their consummation;

(iv) The Purchaser shall have received evidence satisfactory to it that BancoEstado has executed, by public deed granted before a Chilean Notary Public, a full termination and release (alzamiento y cancelación) of the pledge agreements listed in Part A of Schedule 2.3 hereto (the “Shares Pledges Agreements” and the pledges and prohibitions thereunder, the “Shares Pledges”) (the termination and release set forth in this clause (iv), the “Termination, Settlement and Release Agreement”); and

(v) The Seller shall have delivered to the Purchaser a signed certificate of a representative of the Seller, dated the Price Payment Date to the effect of the foregoing clauses (i), (ii) and (iii).

Section 1.3 Call Options. (a) The Seller will be entitled to repurchase from the Purchaser all or a portion of the Shares, in accordance with the provisions of the Shareholders Agreement, at any time and from time to time until April 08, 2024, at an aggregate purchase price calculated according to the formula below (the “Repurchase Price”):

Where:

“K” means the Price.

“ICPt” means the Índice de Cámara Promedio at the date of the closing of the repurchase.

“ICP0” means the Índice de Cámara Promedio at the date of the Closing (i.e., September 10, 2020).

“X” means an annual spread of 3.52%.

“N” means the number of days between the Closing and the closing of the repurchase.

(b) For the avoidance of doubt, in case Seller decides (i) to exercise its repurchase right under Section 6.2(e) of the Shareholders Agreement, to acquire all or part of the Shares, the sale of the Shares to be repurchased shall be implemented through a direct private sale of the Shares being acquired by Seller without placing an order on the Santiago Stock Exchange; and (ii) to perform a partial exercise of the repurchase rights as per Section 6.2(e) of the Shareholders Agreement, the Price shall be adjusted on a pro-rata basis according to the number of Shares being acquired by Seller.

ARTICLE II

REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLER

The Seller hereby represents and warrants to the Purchaser that, as of the date of this Agreement and of the Price Payment Date:

Section 2.1 Authority. The Seller is validly existing and in good standing under the laws of its jurisdiction of organization. The Seller has all necessary power and authority to execute and deliver the Transaction Agreements, the Termination, Settlement and Release Agreement and to perform its obligations thereunder. The execution and delivery of the Transaction Agreements and the Termination, Settlement and Release Agreement by the Seller and the performance by the Seller of its obligations hereunder have been duly and validly authorized by all required action on the part of the Seller. Each of the Transaction Agreements and of the Termination, Settlement and Release Agreement has been duly executed and delivered by the Seller, and (assuming the due authorization, execution and delivery by the other parties thereto) constitutes a valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 2.2 No Conflict. The execution and the delivery of the Transaction Agreements and the Termination, Settlement and Release Agreement by the Seller and the performance by the Seller of its obligations thereunder will not (a) conflict with or result in a violation or breach of any applicable law to which the Seller is subject, (b) conflict with, result in any violation or breach of, or result in a default under (with or without notice or lapse of time, or both) any provision of, the charter, bylaws or similar organizational documents of the Seller, or (c) require the consent, notice or other action by any person under conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, any material contract to which such Seller is a party.

Section 2.3 Ownership of Shares. The Seller is the holder of record and beneficially owns 5,558,780,153 Shares, which as of the date hereof are free and clear from any and all liens and encumbrances, other than the Shareholders Agreement and the Shares Pledges Agreements, and on the Price Payment Date (and prior to the Price Payment) will be free and clear from any and all liens and encumbrances, other than the Shareholders Agreement.

Section 2.4 Price Payment. As of the Price Payment Date (and prior to the Price Payment), the Seller and Corp Group Banking S.A. (“CGB”) shall have complied in full with all the provisions set forth under the Price Pledge Agreement and the agreements and documents related to the financing granted by BancoEstado and guaranteed by the Shares Pledges, in order for BancoEstado to execute the Termination, Settlement and Release Agreement and to receive the payment of the Price.

Section 2.5 Indenture. The Seller is not a Restricted Subsidiary (as such term is defined in the Indenture executed by and among Corp Group Banking S.A., Deutsche Bank Trust Company Americas and Deutsche Bank Luxembourg S.A., dated as of February 5, 2013, as amended from time to time (the “Indenture”)).

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS OF PURCHASER

The Purchaser hereby represents and warrants to the Seller that, as of the date of this Agreement and of the Price Payment Date:

Section 3.1 Authorization. The Purchaser is validly existing and in good standing under the laws of its jurisdiction of organization. The Purchaser has full corporate power and authority to execute and deliver the Transaction Agreements and to perform its obligations thereunder. The execution and delivery of the Transaction Agreements by the Purchaser and the performance by the Purchaser of its obligations thereunder have been duly and validly authorized by all required action on the part of the Purchaser. Each of the Transaction Agreements has been duly executed and delivered by the Purchaser and (assuming due authorization, execution and delivery by the Seller) constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.2 No Conflict. The execution and the delivery of the Transaction Agreements by the Purchaser and the performance by the Purchaser of its obligations thereunder will not (a) conflict with or result in a violation or breach of any applicable law to which the Purchaser is subject, (b) conflict with, result in any violation or breach of, or result in a default under (with or without notice or lapse of time, or both) any provision of, the charter, bylaws or similar organizational documents of the Purchaser, or (c) require the consent, notice or other action by any person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, any material contract to which the Purchaser is a party.

Section 3.3 Investment Intent. The Purchaser is acquiring the Shares for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Shares. The Purchaser agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without qualification under applicable securities laws, except pursuant to an exemption from such qualification available under such securities laws.

ARTICLE IV

INDEMNITY

Section 4.1 Indemnification by Seller. From and after the Closing, Seller hereby agrees to indemnify and hold the Purchaser and each of its Affiliates harmless from any and all damages, losses, liabilities, costs or expenses (including reasonable attorneys’ fees) (“Losses”) incurred by the Purchaser or any of its Affiliates arising out of any breach or inaccuracy of any of the representations or warranties made by the Seller in Article II.

Section 4.2 Indemnification by Purchaser. From and after the Closing, the Purchaser hereby agrees to indemnify and hold Seller and all of its Affiliates harmless from any and all Losses incurred by the Seller or any of its Affiliates arising out of any breach or inaccuracy of any of the representations or warranties made by the Purchaser in Article III.

Section 4.3 Survival. The representations and warranties in this Agreement shall survive the Closing indefinitely and any covenant set forth in this Agreement shall survive the Closing in accordance with its terms.

ARTICLE V

MISCELLANEOUS

Section 5.1 Choice of Law. This Agreement and the transactions contemplated hereby and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflicts or choice of law provisions thereof or of any other jurisdiction that would give rise to the application of the domestic substantive law of any other jurisdiction.

Section 5.2 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 5.3 Waiver and Amendment. This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by each party. Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligations, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 5.4 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts (manually, email or by facsimile or .pdf format), each of which, when executed, shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument binding upon all of the parties, notwithstanding the fact that all of the parties are not signatory to the original or the same counterpart. For purposes of this Agreement, email, facsimile or .pdf copies of signature pages shall be deemed originals.

Section 5.5 Specific Performance. The parties agree that, if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. In furtherance, the parties hereto expressly agree that in the event the conditions set forth in Section 1.2 are not fulfilled by the Seller or on behalf of the Seller or waived by the Purchaser, the Purchaser will not be under the obligation to make the payment of the Price and the parties shall proceed to execute such agreements and documents that are necessary in order for the Purchaser to resell and transfer the Shares to the Seller; provided, however, that such release and transfer shall only occur on or after September 10, 2020.

Section 5.6 Severability. If any provision of this Agreement or the application of any such provision to any party or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 5.7 Further Assurances. From and after the Closing, each of the parties shall use their commercially reasonable efforts to execute, deliver or furnish or cause to be executed, delivered or furnished, such additional documents and other papers and to take or cause to be taken such further actions as may reasonably be necessary, proper or advisable to make effective the transactions contemplated hereby and to carry out the provisions hereof.

Section 5.8 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed facsimile or email transmission if sent during normal business hours of the recipient, or, if not, then on the next Business Day; provided that, a copy of such notice is also sent via internationally recognized overnight courier, specifying next day delivery, with written verification of receipt; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision.

SAGA:	Rosario Norte 660, Las Condes Santiago, Chile Fax Number: (56-2) 2660-6021 E-mail: pde@corpgroup.cl Attention: María Pilar Dañobeitía

Copy to counsel (which shall not constitute notice):

Rosario Norte 660, Las Condes Santiago, Chile Fax Number: (56-2) 2660-6021 E-mail: andres.winter@corpgroup.cl Attention: Andrés Winter S.

ITB Brasil:	Praça Alfredo Egydio de Souza Aranha, 100 04344-902, São Paulo/SP, Brazil Fax Number: +55 11 5019-1114
E-mail: fernando.chagas@itau-unibanco.com.br Attention: Fernando Della Torre Chagas Copy to counsel (which shall not constitute notice):

Praça Alfredo Egydio de Souza Aranha, 100

Torre Conceição, 1º andar

04344-902, São Paulo/SP, Brazil

Fax Number: +55 11 5019 1624

E-mail: alvaro.rodrigues@itau-unibanco.com.br

Attention: Álvaro F. Rizzi Rodrigues

Section 5.9 Dispute Resolution.

(a) Each of the parties irrevocably agrees that all disputes, controversies or claims arising out of or in connection with this Agreement shall be finally settled by international arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”) by three (3) arbitrators. Within thirty (30) days of receiving notice of any dispute, controversy or claim arising out of or in connection with this Agreement, each of the parties irrevocably agrees that they shall in good faith attempt to agree on arbitrators who are qualified in New York Law. In the event the parties cannot agree on arbitrators within such thirty (30) day period, then the arbitrators shall be appointed in accordance with the ICC Rules. The place of arbitration shall be New York, New York. The language of the arbitration shall be English. The arbitral award will be final and binding on the parties, not subject to appeal, and enforceable in accordance with its terms. The parties agree that by submitting the dispute, controversy or claim to arbitration under the ICC Rules, the parties undertake to implement any final award rendered by the arbitral tribunal without delay and that the prevailing party shall be entitled to have the final award enforced in any applicable court. The arbitration costs will be borne by the losing party (or parties) or such other party (or parties) as designated by the arbitrator or arbitral panel (as applicable). In case it is necessary for one (1) or more parties to the dispute to enforce the arbitral award through any type of court proceedings, the other party (or parties) to the dispute will bear all reasonable costs, expenses and attorney fees including any extra court fees or arbitration fees.

(b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (II) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.9(B).

Section 5.10 Expenses. Each of the parties shall bear and pay all costs and expenses incurred by it or on its behalf in connection with this Agreement.

Section 5.11 Confidentiality. In performing their obligations under this Agreement, the parties hereto may have access to and receive certain confidential information about or proprietary information of the other parties hereto (the “Confidential Information”). Except as otherwise expressly permitted in this Agreement, any party hereto receiving Confidential Information (a “Receiving Party”) shall maintain the confidentiality of such Confidential Information that is disclosed to it by or on behalf of another party hereto (a “Disclosing Party”) and shall not, without the prior written consent of the relevant Disclosing Party, disclose or permit any other person access to such Disclosing Party’s Confidential Information or use the Confidential Information except as expressly provided in this Agreement. In connection with actions taken by a Receiving Party in performing its obligations under this Agreement or exercising any rights it may have under this Agreement, a Receiving Party may disclose to its representatives any Confidential Information that is reasonably necessary for such representatives to assist such Receiving Party in connection with this Agreement and related matters. A Receiving Party shall be responsible for its representatives maintaining the confidentiality of the Confidential Information and any breaches of this Section 5.11 by its representatives. “Confidential Information” shall not include, and the provisions of this Section 5.11 shall not apply to, any information that: (i) at the time of disclosure is generally available to the public (other than as a result of a disclosure directly or indirectly by a party hereto in violation of this Section 5.11); (ii) is or becomes available to a party on a non-confidential basis from a source other than a Disclosing Party; provided that, to such party’s knowledge, such source was not prohibited from disclosing such information to such party by a legal, contractual or fiduciary obligation of confidentiality or secrecy owed to a Disclosing Party; or (iii) a party can establish is already in its possession; provided that, such information is not subject to a legal, contractual or fiduciary obligation of confidentiality or secrecy owed to a Disclosing Party.

Section 5.12 Public Announcements. None of the parties to this Agreement shall make, or cause to be made, any press release or public announcement, or otherwise communicate with any news media, in respect of the Transaction Agreements or the transactions contemplated hereby unless otherwise mutually agreed by the parties hereto, unless such press release or public announcement is otherwise required by applicable law or the rules of any stock exchange, in which case, the parties to this Agreement shall, to the extent practicable and legally permissible, consult with each other as to the timing and contents of any such press release, public announcement or communication.

Section 5.13 Entire Agreement. Except as otherwise expressly set forth herein, the Transaction Agreements and the Shareholders Agreement embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way. Notwithstanding anything to the contrary set forth herein (except for the calculation of the repurchase price set forth in Section 1.3 above), in the event of any conflict between this Agreement and the Shareholders Agreement, the Shareholders Agreement shall govern.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

COMPAÑÍA INMOBILIARIA DE INVERSIONES SAGA SPA

By:	/s/ Pilar Danobeitia
Name: Pilar Danobeitia
Title: Attorney in Fact

By:	/s/ Cristobal Cerda
Name: Cristobal Cerda
Title: Attorney in Fact

ITB HOLDING BRASIL PARTICIPAÇÕES LTDA.

By:	/s/ Cristobal Eyzaguirre
Name: Cristobal Eyzaguirre
Title: Attorney in Fact

By:	/s/ Luisa Nunez Plaza
Name: Luisa Nunez Plaza
Title: Attorney in Fact

Exhibit A

to the Share Purchase Agreement

TRASPASO DE ACCIONES

Señor Gerente General de Itaú Corpbanca sírvase traspasar 5.558.780.153 (cinco mil quinientas cincuenta y ocho millones setecientas ochenta mil ciento cincuenta y tres) acciones de la sociedad Itaú Corpbanca, de propiedad de Compañía Inmobiliaria y de Inversiones SAGA SpA, las que constan en los siguientes títulos accionarios: /i/ título N° 95.674, por 764.821.606 acciones; /ii/ título N° 96.035, por 900.000.000 de acciones; /iii/ título N° 102.048 por 492.070.694 acciones; /iv/ título N° 103.017, por 523.000.000 acciones; /v/ título N° 104.305, por 139.165.000 acciones; /vi/ título N° 105.364, representativo de 30.000.000 de acciones; /vii/ título N° 105.376, representativo de 100.000.000 de acciones; /viii/ título N° 105.564, por 104.806.014 acciones; /ix/ título N° 106.593, por 999.018.989 acciones; /x/ título N° 106.594, por 500.000.000 acciones; título N° 106.600, por 999.999.999 acciones; y /xi/ título N° 106.602, por 5.897.851, registradas en el folio N° 9.471, que he enajenado a ITB Holding Brasil Participações Ltda. el día de hoy, al precio de $5,96139853 por acción.

IMPORTANTE:

Todo adquirente deberá firmar este recorte. Se encarece el cumplimiento de esta exigencia por ser indispensable para el Registro de Firmas.	Firma: Nombre Adquirente: ITB Holding Brasil Participações Ltda. Dirección: Av. Apoquindo 3721, piso 14, Las Condes, Santiago Rol Único Tributario: 59.212.160-3

Schedule 2.3

to the Share Purchase Agreement

Part A: Shares Pledges Agreements

The Contrato de Prenda sin Desplazamiento sobre Acciones, Compañía Inmobiliaria y de Inversiones SAGA SpA a Banco del Estado de Chile, executed by public deed dated April 18, 2019 granted before Mr. Iván Torrealba Acevedo, Notary Public of Santiago, under Repertory Number 6,105-2019, rectified by public deed dated June 26, 2019 granted before Mr. Iván Torrealba Acevedo, Notary Public of Santiago, under Repertory Number 10,392-2019.

The Prendas de Acciones, Fianzas Solidarias, Convenio y Alzamiento de Garantías, Compañía Inmobiliaria y de Inversiones SAGA SpA y Otras y Banco del Estado de Chile, executed by public deed dated December 29, 2014 granted before Mr. Félix Jara Cadot, Notary Public of Santiago, under Repertory Number 41,769-2014.

The Prenda de Acciones y Alzamiento de Prenda y Fianza, Compañía Inmobiliaria y de Inversiones SAGA SpA y Otras y Banco del Estado de Chile, executed by public deed dated June 05, 2020 granted before Mr. Félix Jara Cadot, Notary Public of Santiago, under Repertory Number 11,526-2020, rectified by public deed dated July 14, 2020 granted before Mr. Félix Jara Cadot, Notary Public of Santiago, under Repertory Number 13,280-2020.

Part B: Price Pledge Agreement

The Prenda y Mandato de Cobro, Compañía Inmobiliaria y de Inversiones SAGA SpA a Banco del Estado de Chile, executed by public deed dated April 18, 2019 granted before Mr. Iván Torrealba Acevedo, Notary Public of Santiago, under Repertory Number 6,107-2019.